UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Spanish Broadcasting System, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

846425833

(CUSIP Number)

Raúl Alarcón

7007 NW 77th Avenue

Miami, FL 33166

(786) 470-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846425833

1.	Names of Reporting Persons. AAA Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

760,000 shares (represents 380,000 shares of Series C Convertible Preferred Stock par value $0.01 per share, of Spanish Broadcasting System, Inc. (the “Series C Preferred Stock”), each share of which is convertible into two shares of Class A Common Stock, par value $0.0001 per share, of Spanish Broadcasting System, Inc. (the “Class A Common Stock”). Each share of the Series C Preferred Stock is entitled to two votes per share).

The Class A Common Stock, Class B Common Stock, par value $0.0001 per share of Spanish Broadcasting System, Inc. (the “Class B Common Stock”) and Series C Preferred Stock vote together as a single class.

	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 760,000 shares (represents 380,000 shares of Series C Preferred Stock, each share of which is convertible into two shares of Class A Common Stock).
	10.	Shared Dispositive Power 0
11.

Aggregate Amount Beneficially Owned by Each Reporting Person

760,000 shares (represents 380,000 shares of Series C Preferred Stock, each of which is convertible into two shares of Class A Common Stock).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.

Percent of Class Represented by Amount in Row (11)

10.3% of the fully diluted shares of Class A Common Stock and Class B Common Stock upon conversion of the Series C Preferred Stock.

2.7% of the voting power of the fully diluted Class A Common Stock, Class B Common Stock and Series C Preferred Stock (which is entitled to two votes per share) voting together as a single class.

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 846425833

1.	Names of Reporting Persons. Raúl Alarcón
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,119,913 shares (includes 2,286,503 shares of Class B Common Stock held in Mr. Alarcón’s own name and 53,500 shares of Class B Common Stock held by the Alma Alarcón Trust of which Mr. Alarcón is the trustee). The Class B Common Stock is entitled to ten votes per share.

	8.	Shared Voting Power 0
9.

Sole Dispositive Power

3,119,913 shares (includes 2,286,503 shares of Class B Common Stock held in Mr. Alarcón’s own name and 53,500 shares of Class B Common Stock held by the Alma Alarcón Trust of which Mr. Alarcón is the trustee).

	10.	Shared Dispositive Power
11.

Aggregate Amount Beneficially Owned by Each Reporting Person

3,119,913 shares (includes 2,286,503 shares of Class B Common Stock held in Mr. Alarcón’s own name and 53,500 shares of Class B Common Stock held by the Alma Alarcón Trust of which Mr. Alarcón is the trustee. The shares of Class B Common Stock are convertible into the same number of shares of Class A Common Stock, but are entitled to ten votes per share).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.

Percent of Class Represented by Amount in Row (11)

(A) 43.8% of the fully diluted Class A Common Stock and Class B Common Stock upon conversion of the Series C Preferred Stock.

(B) 85.4% of the voting power of the fully diluted Class A Common Stock, Class B Common Stock and Series C Preferred Stock (which is entitled to two votes per share) voting together as a single class.

14.	Type of Reporting Person (See Instructions) IN

Introduction

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) issued by Spanish Broadcasting System, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 7007 NW 77th Avenue, Miami, Florida, 33166. The security being acquired by the reporting persons is the Company’s Series C Convertible Preferred Stock, par value $0.01 per share, each share of which is convertible into two shares of the Class A Common Stock and each of which is entitled to two votes per share prior to conversion. There are also 2,340,353 shares outstanding of Class B Common Stock, par value $0.0001 per share, of the Company (the “Class B Common Stock”), each share of which is convertible into one share of Class A Common Stock, but is entitled to ten votes per share when held as Class B Common Stock. The Class A Common Stock, the Class B Common Stock and the Series C Preferred Stock vote together as a single class.

Item 2.	Identity and Background.

This statement is jointly filed by and on behalf of AAA Trust and Raúl Alarcón.

AAA Trust is a Florida trust, of which Raúl Alarcón is the trustee. Its principal business is to hold and administer the estate of the settlor of the trust.

Mr. Alarcón is the trustee of AAA Trust and may be deemed to control, and beneficially own securities owned or held by AAA Trust. Mr. Alarcón is the Chairman of the Board, Chief Executive Officer and President of the Company. The Company owns and operates 17 radio stations located in the top U.S. Hispanic markets, operates AIRE Radio Networks, and owns Mega TV, a television operation with over-the-air, cable and satellite distribution and affiliates through the U.S. and Puerto Rico. The Company also produces live concerts and events and owns multiple bilingual websites.

The place of organization or citizenship, as applicable, of each reporting person is stated in Item 6 of such reporting person’s cover page hereto. The address of the principal office of AAA Trust is 9401 Journeys End Road, Coral Gables, Florida 33156. The address of the principal office of Mr. Alarcón is 7007 NW 77th Avenue, Miami, Florida 33166.

Neither reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Neither reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such reporting person was a party during the last five years.

Each reporting person may be deemed (due to a relationship described herein or otherwise) to be a member of a group with respect to the issuer or securities of the issuer for purposes of Section 13(d) or 13(g) of the Act and may be deemed to beneficially own securities owned or held by each other reporting person. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for purposes of Section 13(d) or 13(g) of the Act or any other purpose, a member of a group with respect to the issuer or any securities of the issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

AAA Trust is purchasing the Series C Preferred Stock which is convertible into Class A Common Stock with funds held by the trust. The shares of common stock held by Mr. Alarcón were acquired at various times over the last 22 years and were not financed. None of the shares were acquired within the last 60 days.

Item 4.	Purpose of Transaction.

The securities covered by this statement were acquired for investment purposes. Each reporting person believes that the subject class of securities is undervalued and represents an attractive investment opportunity.

The seller of the shares of the Series C Preferred Stock had acquired its shares in consideration for its sale to the Company of certain radio station assets. Pursuant to a Stockholder Agreement dated October 5, 2004 among the seller, Mr. Alarcón and the Company (the “Stockholder Agreement”), the holder of the shares is entitled to certain rights, including first negotiation rights in connection with the sale of certain of the Company’s radio station assets and certain preemptive rights in respect of the Company’s equity issuances. The shares were not registered, although they did have registration rights and, pursuant to the Stockholder Agreement, were subject to certain first negotiation rights in favor of Mr. Alarcón. In June 2016, the seller and Mr. Alarcón began discussions regarding a potential sale of the shares of the Series C Preferred Stock and both parties agreed to negotiate a definitive agreement. Mr. Alarcón decided to acquire the Series C Preferred Stock together with an assignment of the seller’s rights under the Stockholder Agreement and a registration rights agreement through AAA Trust because he believes the price was attractive. No reporting person has any present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the subject class of securities beneficially owned by each reporting person is stated (and those securities for which such reporting person has a right to acquire, if any, are identified) in items 11 and 13 on such reporting person’s cover page hereto or otherwise herein, based on 4,166,991 shares of Class A Common Stock, 2,340,353 shares of Series B Common Stock and 380,000 shares of Series C Preferred Stock (which are convertible into 760,000 shares of Class A Common Stock) outstanding as of April 11, 2016.

(b) Number of securities for or as to which each reporting person has:

(i)	Sole power to vote or to direct the vote:

See Item 7 on such reporting person’s cover page hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 8 on such reporting person’s cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 9 on such reporting person’s cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 10 on such reporting person’s cover page hereto.

(c) No transactions in Class A Common Stock, Class B Common Stock or Series C Preferred Stock were effected by the reporting parties in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

No reporting person has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the issuer.

Item 7.	Material to be Filed as Exhibits.

The information required to be provided by Item 7 of Schedule 13D in this statement is provided in the Exhibit Index hereto or otherwise herein. The information in the Exhibit Index hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Remainder of Page Intentionally Left Blank. Signature Page to Follow.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AAA Trust

Date: August 18, 2016	By:	/s/ Raúl Alarcón
	Name:	Raúl Alarcón
	Title:	Trustee

Raúl Alarcón

Date: August 18, 2016	By:	/s/ Raúl Alarcón

Remainder of Page Intentionally Left Blank. Exhibit Index to Follow.

Exhibit Index

Exhibit

Reference	Description

1	Joint Filing Agreement

Remainder of Page Intentionally Left Blank. Exhibit(s) to Follow.

Exhibit 1

JOINT FILING AGREEMENT

The undersigned agree that the Schedule 13D dated August 18, 2016 relating to the acquisition by AAA Trust of 380,000 shares of Series C Preferred Stock, par value $0.01 per share, shall be filed on behalf of the undersigned.

AAA Trust		/s/ Raúl Alarcón
Raúl Alarcón

By	/s/ Raúl Alarcón
Name:	Raúl Alarcón
Title:	Trustee